[GRAPHIC OMITTED]



                                May 25, 2006


Mr. Rufus Decker
Mr. Scott Watkinson
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549


                                ASHLAND INC.
                 ANNUAL REPORT ON FORM 10-K AND FORM 10-K/A
               FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005
 QUARTERLY REPORT ON FORM 10-Q FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2005
              CURRENT REPORT ON FORM 8-K FILED APRIL 26, 2006
                              FILE NO. 1-32532


Dear Messrs. Decker and Watkinson:

     Set forth below are responses from Ashland Inc. ("Ashland" or "we") to the comments (the "Comments") of the staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC"), dated May 1, 2006, concerning Ashland's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended September 30, 2005, Ashland's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 and Ashland's Current Report on Form 8-K filed April 26, 2006.

     For your convenience, the responses set forth below have been put in the same order as the Comments were presented and repeat each Comment prior to the response. The Comments are highlighted in bold.

           FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

GENERAL

COMMENT 1

     WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS, PLEASE SHOW US WHAT THE REVISIONS WILL LOOK LIKE IN YOUR
RESPONSE. WITH THE EXCEPTION OF THE COMMENTS BELOW THAT SPECIFICALLY REQUEST AN AMENDMENT, ALL OTHER REVISIONS MAY BE INCLUDED IN YOUR FUTURE FILINGS, INCLUDING YOUR INTERIM FILINGS WHERE APPROPRIATE.

Response 1

     We acknowledge this Comment.

Messrs. Decker and Watkinson
May 25, 2006
Page 2


ITEM 9A. DISCLOSURE CONTROLS AND PROCEDURES, PAGE 16

COMMENT 2

     YOU DEFINE DISCLOSURE CONTROLS AND PROCEDURES AS THOSE CONTROLS AND PROCEDURES THAT ARE "EFFECTIVE IN TIMELY ALERTING [YOUR CHIEF EXECUTIVE AND CHIEF FINANCIAL OFFICERS] TO MATERIAL INFORMATION RELATING TO ASHLAND AND ITS CONSOLIDATED SUBSIDIARIES REQUIRED TO BE INCLUDED IN ASHLAND'S PERIODIC SEC FILINGS ON FORMS 10-K AND 10-Q." THIS IS AN INCOMPLETE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES PER EXCHANGE ACT RULES RULES 13A-15(E) AND 15D-15(E). PLEASE REVISE YOUR DEFINITION TO CLARIFY THAT DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED IN YOUR FILINGS UNDER THE SECURITIES EXCHANGE ACT OF 1934 IS RECORDED, PROCESSED, SUMMARIZED, AND REPORTED WITHIN THE TIME PERIODS SPECIFIED IN THE SECURITIES AND EXCHANGE COMMISSION'S RULES AND FORMS. IN ADDITION, YOUR DISCLOSURE SHOULD ALSO CLARIFY THAT DISCLOSURE CONTROLS AND PROCEDURES INCLUDE CONTROLS AND PROCEDURES DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY YOU IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. ALTERNATIVELY, YOU MAY SIMPLY CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE, WHICHEVER THE CASE MAY BE.

Response 2

     Ashland will revise the "Disclosure Controls and Procedures" paragraph in Item 9A in its Form 10-K for the year ending September 30, 2006, to read as follows.

     "Disclosure Controls and Procedures - As of September 30, 2006, Ashland, under the supervision and with the participation of Ashland's management, including Ashland's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Ashland's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective [or, if applicable, "not effective"] as of September 30, 2006."

     In addition, Part I, Item 4 "Controls and Procedures" to our Form 10-Q for the quarter ended December 31, 2005, as amended, and March 31, 2006, each contain, and subsequent Form 10-Q filings shall continue to contain, the statement, "[b]ased upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective."

FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS, PAGE F-8

COMMENT 3

     PLEASE REVISE YOUR STATEMENT OF CASH FLOWS TO RECONCILE FROM NET INCOME RATHER THAN INCOME FROM CONTINUING OPERATIONS AS REQUIRED BY PARAGRAPH 28 OF SFAS 95. IN ADDITION, AGGREGATING OPERATING, INVESTING, AND FINANCING CASH FLOWS FROM DISCONTINUED OPERATIONS INTO A SINGLE LINE ITEM IS NOT APPROPRIATE. PLEASE REVISE YOUR STATEMENT OF CASH FLOWS ACCORDINGLY. PLEASE ALSO REFER TO THE CENTER FOR PUBLIC COMPANY AUDIT FIRMS ALERT 98 DATED APRIL 29, 2006.

Response 3

     Ashland revised its cash flow statement in its Form 10-Q for the quarter ended March 31, 2006, filed on May 9, 2006, to comply with the provisions of Alert 98. In addition, we will change the format of the cash flow statement in future filings as described herein and illustrated in the template below. We will change the title of the first section to "Cash flows from operating activities from continuing operations." The first line of that

Messrs. Decker and Watkinson
May 25, 2006
Page 3


section will be changed to "Net income." We will add a line under net income labeled "Results from discontinued operations (net of income taxes)" to add that charge back to net income. We will change the title of the next caption to "Adjustments to reconcile income from continuing operations to cash flows from operating activities." This will result in no change to the subtotal of the first section. We will also change the captions of the following two sections of the statement to "Cash flows from financing activities from continuing operations" and "Cash flows from investment activities from continuing operations."

ASHLAND INC. AND CONSOLIDATED SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

      -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                Nine months ended
                                                                                                                    June 30
                                                                                                              ---------------------
      (In millions)                                                                                             2006         2005
      -----------------------------------------------------------------------------------------------------------------------------

      CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
         Net income                                                                                           $            $
         Results from discontinued operations (net of income taxes)
         Adjustments to reconcile income from continuing operations to cash flows from operating activities
                Depreciation, depletion and amortization
                Deferred income taxes
                Equity income from affiliates
                Distributions from equity affiliates
                Change in operating assets and liabilities (a)
                Other items
                                                                                                              --------     --------

      CASH FLOWS FROM FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
         Proceeds from issuance of common stock
         Excess tax benefits related to share-based payments
         Repayment of long-term debt
         Repurchase of common stock
         Increase in short-term debt
         Cash dividends paid
                                                                                                              --------     --------

      CASH FLOWS FROM INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS
         Additions to property, plant and equipment
         Purchase of operations - net of cash acquired
         Proceeds from sale of operations
         Purchases of available-for-sale securities
         Proceeds from sales and maturities of available-for-sale securities
         Other - net
                                                                                                              --------     --------

                                                                                                              --------     --------
      CASH USED BY CONTINUING OPERATIONS
         Cash used by discontinued operations (revised - see Note A)
           Operating cash flows
                                                                                                              --------     --------
      DECREASE IN CASH AND CASH EQUIVALENTS

      CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD
                                                                                                              --------     --------

      CASH AND CASH EQUIVALENTS - END OF PERIOD                                                               $            $
                                                                                                              ========     ========

      -----------------------------------------------------------------------------------------------------------------------------
     (a) Excludes changes resulting from operations acquired or sold.

Messrs. Decker and Watkinson
May 25, 2006
Page 4


NOTE A - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-9

REVENUE RECOGNITION, PAGE F-11

COMMENT 4

     PLEASE  DISCLOSE  HOW  YOU  ACCOUNT  FOR  UNAPPROVED   CHANGE  ORDERS,
INCLUDING WHETHER YOU ASSUME A PROFIT COMPONENT.

Response 4

     Ashland will revise the "Revenue recognition" paragraph in the "Significant Accounting Policies" note to Consolidated Financial Statements in its Form 10-K for the year ending September 30, 2006, to read as follows.

     "REVENUE RECOGNITION

     Income related to construction contracts generally is recognized by the units-of-production method, which is a variation of the percentage-of-completion method. Change orders are included in total estimated contract revenue when it is probable that the change order will result in an addition to contract value and can be estimated. Management evaluates when a change order is probable based upon its experience in negotiating change orders, customers' written approval of such changes or separate documentation of change order costs that are identifiable. Any anticipated losses on construction contracts are charged against operations as soon as such losses are determined to be probable and estimable. Other revenues generally are recognized when products are shipped or services are provided to customers, the sales price is fixed or determinable and collectibility is reasonably assured."

EXPENSE RECOGNITION, PAGE F-11

COMMENT 5

     PLEASE DISCLOSE THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE COST OF SALES AND OPERATING EXPENSES LINE ITEM AND THE TYPES OF EXPENSES THAT YOU INCLUDE IN THE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES LINE ITEM. PLEASE ALSO DISCLOSE WHETHER YOU INCLUDE INBOUND FREIGHT CHARGES, PURCHASING AND RECEIVING COSTS, INSPECTION COSTS, WAREHOUSING COSTS, INTERNAL TRANSFER COSTS, AND THE OTHER COSTS OF YOUR DISTRIBUTION NETWORK IN THE COST OF SALES AND OPERATING EXPENSES LINE ITEM. WITH THE EXCEPTION OF WAREHOUSING COSTS, IF YOU CURRENTLY EXCLUDE A PORTION OF THESE COSTS FROM COST OF SALES AND OPERATING EXPENSES, PLEASE DISCLOSE:

     O IN A FOOTNOTE THE LINE ITEMS THAT THESE EXCLUDED COSTS ARE INCLUDED IN AND THE AMOUNTS INCLUDED IN EACH LINE ITEM FOR EACH PERIOD PRESENTED, AND

     O IN MD&A THAT YOUR GROSS MARGINS MAY NOT BE COMPARABLE TO THOSE OF OTHER ENTITIES, SINCE SOME ENTITIES INCLUDE ALL OF THE COSTS RELATED TO THEIR DISTRIBUTION NETWORK IN COST OF SALES AND OPERATING EXPENSES AND OTHERS LIKE YOU EXCLUDE A PORTION OF THEM FROM GROSS MARGIN, INCLUDING THEM INSTEAD OF A LINE ITEM, SUCH AS SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

Response 5

     Ashland will revise the "Expense recognition" section in the "Significant Accounting Policies" note to Consolidated Financial Statements in its Form 10-K for the year ending September 30, 2006, to add a new first paragraph to read as follows:

Messrs. Decker and Watkinson
May 25, 2006
Page 5


     "EXPENSE RECOGNITION

     Cost of sales and operating expenses include material and production costs, as well as the costs of inbound and outbound freight, purchasing and receiving, inspection, warehousing, internal transfers, and all other distribution network costs. Selling, general and administrative expenses include sales and marketing costs, advertising, research and development, customer support, environmental remediation, and corporate and divisional administrative costs."

     We further advise the Staff that we do not exclude inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of our distribution network from the cost of sales and operating expenses line item.

NOTE D - MAP TRANSACTION, PAGE F-13

COMMENT 6

     IT IS UNCLEAR WHY THE TWO WHOLLY OWNED BUSINESSES SOLD TO MARATHON IN CONJUNCTION WITH THE MAP TRANSACTION DO NOT QUALIFY AS DISCONTINUED OPERATIONS. PLEASE ADVISE. PLEASE REFER TO PARAGRAPHS 41 AND 42 OF SFAS 144 AND EITF 03-13.

Response 6

     Ashland addressed this issue in its response to the SEC's Comment number 6 in its letter dated July 26, 2004. The text of that Comment and Ashland's response in its letter dated August 31, 2004 is repeated below.

     "COMMENT 6

     WE NOTE ON PAGES 48 AND 49 THAT ASHLAND IS GROUPED INTO FIVE  INDUSTRY
     SEGMENTS: APAC, ASHLAND DISTRIBUTION, ASHLAND SPECIALTY CHEMICAL, VALVOLINE, AND REFINING AND MARKETING. THE REFINING AND MARKETING SEGMENT CONSISTS PRIMARILY OF ASHLAND'S 38% INTEREST IN MARATHON ASHLAND PETROLEUM LLC OR MAP. THE MALEIC ANHYDRIDE BUSINESS IS PART OF THE ASHLAND SPECIALTY CHEMICAL SEGMENT, AND THE 61 VIOC CENTERS ARE PART OF THE VALVOLINE SEGMENT. WE NOTE ALSO ON PAGES 49 AND 50 THAT NEW ASHLAND WILL BE GROUPED INTO FOUR INDUSTRY SEGMENTS: APAC, ASHLAND DISTRIBUTION, SPECIALTY CHEMICALS, AND VALVOLINE. EXPLAIN WHY NONE OF THE THREE BUSINESSES, THAT IS, MAP, THE MALEIC ANHYDRIDE BUSINESS, AND THE 61 VIOC CENTERS, QUALIFIES FOR TREATMENT AS DISCONTINUED OPERATIONS. IT APPEARS FROM THE DISCLOSURES THAT THESE THREE BUSINESSES CAN BE CLEARLY DISTINGUISHED FROM THE REST OF ASHLAND'S OPERATIONS. SEE SFAS 144 FOR GUIDANCE.

     Response 6

     Paragraph  5(d) of SFAS  144  (the  "Statement")  indicates  that  the
     Statement does not apply to financial instruments, including investments in equity securities accounted for under the cost or equity method. Ashland accounts for its investment in MAP using the equity method. At its November 21, 2001 board meeting, the FASB discussed an issue related to the disposal of an investment in equity securities accounted for by the equity method. The FASB clarified that the disposal of an equity method investment, by itself, should not be reported as a discontinued operation under the Statement, referencing paragraph 5(d). Further, the FASB concluded that the operations relating to an equity method investment (that is, the investor entity's share of the earnings or losses of the investee entity) are not sufficient to establish a component of the investor entity (as defined in paragraph 41 of the Statement). Accordingly, we respectfully submit that Ashland's transfer of its investment in MAP does not qualify for discontinued operations presentation.

     Paragraph 42 of the Statement requires that the following two conditions must be met in order for a component (such as the maleic anhydride business and the 61 VIOC centers) of an entity to be reported as

Messrs. Decker and Watkinson
May 25, 2006
Page 6

     discontinued operations: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and
     (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. Examples 12-15 of Appendix A of the Statement illustrate disposal activities that do or do not qualify for reporting as discontinued operations.

     The maleic anhydride business is a component of Ashland's composite polymers division, which uses maleic anhydride in its operations. Ashland has agreed to purchase substantially all of its requirements for maleic anhydride for the current capacity of Ashland's six existing manufacturing facilities in North America from Marathon for five years after the closing of the transactions. This represents approximately 85% of the maleic anhydride plant's current production. This situation is similar to Example 14b in the Statement. Accordingly, we respectfully submit that Ashland's transfer of its maleic anhydride business does not qualify for discontinued operations presentation because, for purposes of the Statement, Ashland's decision to transfer the maleic anhydride business and to purchase substantially all of its requirements for maleic anhydride will not eliminate the operations and cash flows of the composite polymers division from the ongoing operations of Ashland.

     After the transactions, Marathon will become Ashland's largest VIOC franchisee with its 61 VIOC centers. This situation is similar to Example 13b in the Statement. Accordingly, we respectfully submit that Ashland's transfer of the 61 VIOC centers does not qualify for discontinued operations presentation because, for purposes of the Statement, Ashland (a) will receive franchise fees determined, in part, based on the future revenues of the 61 VIOC Centers and (b) will have significant continuing involvement in the operations of the 61
     VIOC centers because of the franchise relationship and Ashland's agreement to supply the 61 VIOC centers with their requirements for products including motor oils, greases, lubricants and filters after the closing of the transactions."

NOTE G - DEBT, PAGE F-17

COMMENT 7

     YOU STATE THAT "[W]HILE THE REVOLVING CREDIT AGREEMENT CONTAINS A COVENANT LIMITING NEW BORROWINGS BASED ON ASHLAND'S STOCKHOLDERS' EQUITY, THE AGREEMENT WOULD HAVE PERMITTED AN ADDITIONAL $5.5 BILLION OF BORROWINGS AT SEPTEMBER 30, 2005." HOWEVER, YOU ALSO STATE THAT THE AGREEMENT PROVIDES FOR BORROWINGS UP TO $350 MILLION. WE ASSUME THAT THE COVENANT LIMITING NEW BORROWINGS WOULD ALLOW YOU TO BORROW UP TO A MAXIMUM OF $350 MILLION RATHER THAN AN ADDITIONAL $5.5 BILLION. IF SO, PLEASE REVISE YOUR DISCLOSURE HERE AND ON PAGE M-6 TO CLARIFY THE AMOUNT OF ADDITIONAL BORROWING PERMITTED BY YOUR REVOLVING CREDIT AGREEMENT.

Response 7

     Ashland will revise the applicable paragraph in the "Debt" note to Consolidated Financial Statements and the applicable paragraph in Management's Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-K for the year ending September 30, 2006, to read as follows.

     "Ashland has a revolving credit agreement that expires on March 21, 2010, which provides for up to $350 million in borrowings. The borrowing capacity under this facility was reduced by $[*] million of letters of credit outstanding at September 30, 2006. The revolving credit agreement contains a covenant limiting the total debt Ashland may incur from all sources as a function of Ashland's stockholders' equity. The covenant's terms would have permitted Ashland to borrow $[*] billion at September 30, 2006, in addition to the actual total debt incurred at that time. Permissible total Ashland debt under the covenant's terms increases (or decreases) by 150% of any increase (or decrease) in stockholders' equity."

     *Actual amount to be determined.

Messrs. Decker and Watkinson
May 25, 2006
Page 7


NOTE I - SALE OF ACCOUNTS RECEIVABLE, PAGE F-18

COMMENT 8

     PLEASE DISCLOSE THE AMOUNT, BY QUARTER, OF REPURCHASED ACCOUNTS RECEIVABLE FOR WHICH YOU RECEIVED PAYMENTS SUBSEQUENT TO THE REPURCHASE OF THE $150 MILLION IN ACCOUNTS RECEIVABLE PREVIOUSLY SOLD UNDER YOUR SALE OF RECEIVABLES FACILITY. PLEASE ALSO DISCLOSE THE CLASSIFICATION OF SUCH RECEIPTS IN YOUR STATEMENT OF CASH FLOWS. IF YOU HAVE CLASSIFIED THE RECEIPTS AS AN OPERATING CASH FLOW, PLEASE TELL US THE BASIS FOR THAT CLASSIFICATION AND DISCLOSE TO READERS THAT THIS IS THE SECOND TIME THAT CASH INFLOWS RELATED TO THE SAME RECEIVABLES ARE BEING INCLUDED IN OPERATING CASH FLOWS.

     IN ADDITION, IT WOULD APPEAR THAT THE REQUIREMENTS OF PARAGRAPH 22(A) OF SFAS 95 WERE MET THE FIRST TIME YOU RECORDED THE CASH INFLOWS FROM THE ORIGINAL SALE OF THESE RECEIVABLES. PLEASE TELL US YOUR BASIS IN GAAP FOR TREATING THE REPURCHASE OF PREVIOUSLY SOLD ACCOUNTS RECEIVABLE AND YOUR SUBSEQUENT CASH INFLOWS FROM THESE REPURCHASED RECEIVABLES AS OPERATING ACTIVITIES AS OPPOSED TO FINANCING ACTIVITIES. SEE PARAGRAPHS 15, 16(A) AND 17(A) OF SFAS 95.

Response 8

     Paragraph 22 of SFAS 95 does not specify a different presentation of collections of accounts receivable within the cash flow statement depending upon whether those collections came directly from the customers or from a financial buyer of those receivables. Ashland's sale of receivables in March 2000 qualified as a sale under SFAS 125 (and its replacement, SFAS
140). Therefore, the receipt of the $150 million upon the original sale in March 2000 was reflected as an operating cash inflow as a decrease in accounts receivable and such was disclosed in the Liquidity section of MD&A. As disclosed, the sale represented an undivided interest in a designated pool of accounts receivable at the sale date. Under the terms of the agreement, new receivables were added to the pool and collections reduced the pool, though no cash transactions occurred between Ashland and the buyer representing collections and additional replacement sales. Upon termination of the agreement in June 2005, Ashland repaid the buyer for its undivided interest in the current receivables pool. This disbursement was reflected as an operating cash outflow as an increase in accounts receivable and such was disclosed in MD&A. Except for a brief period during 2003, when the amount sold increased to $200 million and then was subsequently decreased back to $150 million (with those increases and decreases being reflected in interim periods as cash flows from operations), there were no other cash flows related to this facility, other than the periodic costs of the program, which were reflected in cash flows from operations.

     Since the sale and repurchase represented an undivided interest in a current pool of Ashland's receivables, it is not possible to track the collection of any specific receivables and designate those as the ones sold or repurchased. It is reasonable to assume that the "repurchased receivables" were collected in the September 2005 quarter, as the designated pool excluded any receivables older than 90 days and the receivables in the pool typically turned in less than 60 days. However, we don't believe that any disclosure specific to collections of those repurchased receivables is relevant. We have reviewed paragraphs 15, 16(a) and 17(a) of SFAS 95 and do not believe that cash flows related to our sale of receivables facility meet the definition of cash flows from investing activities. The undivided interests in the designated pool of receivables sold and repurchased were part of Ashland's working capital. The presentation of the $150 million receipt from sale in 2000 and the $150 million disbursement for repurchase in 2005 are both properly presented as cash flows from operations, ultimately offsetting each other in the same line caption labeled "decrease (increase) in accounts receivable." This treatment is consistent with the balance sheet presentation prescribed by SFAS 140.

     We also  considered  whether  it  would  be  appropriate  to show  two separate line captions with offsetting $150 million receipts and disbursements in 2005 in the cash flows from investments section of the statement. We do not believe that such a presentation is required under SFAS 95 nor do we believe such a presentation would

Messrs. Decker and Watkinson
May 25, 2006
Page 8


provide any incremental useful information to stockholders. Under such a presentation, cash flows from operations would be unchanged from the current presentation. To put it simply, we received $150 million in 2000 and paid $150 million in 2005. Other than the periodic costs of the program, those are the only cash transactions that occurred. They are both presented on the same line caption in cash flows from operations and that is disclosed in MD&A. Any other presentation would be confusing and not representative of the true cash flows.

NOTE O - LITIGATION, CLAIMS AND CONTINGENCIES, PAGE F-23

ENVIRONMENTAL REMEDIATION, PAGE F-24

COMMENT 9

     IF ADDITIONAL LOSSES BEYOND THOSE ALREADY ACCRUED ARE AT LEAST REASONABLY POSSIBLE, PLEASE DISCLOSE THE RANGE OF REASONABLY POSSIBLE ADDITIONAL LOSSES OR STATE THAT SUCH AN ESTIMATE CANNOT BE MADE. PLEASE REFER TO PARAGRAPH 10 OF SFAS 5.

Response 9

     We acknowledge this comment. In future filings we intend to disclose the estimated range of reasonably possible additional losses unless we determine such an estimate cannot be made.

INFORMATION BY INDUSTRY SEGMENT, PAGE F-30

COMMENT 10

     YOU STATE THAT ASHLAND SPECIALTY CHEMICAL IS FOCUSED ON TWO PRIMARY LINES OF BUSINESS: PERFORMANCE MATERIALS AND WATER TECHNOLOGIES. WE FURTHER NOTE THAT THIS SEGMENT COMPRISES SEVERAL DIFFERENT BUSINESSES, INCLUDING CASTING SOLUTIONS, COMPOSITE POLYMERS, SPECIALTY POLYMERS & ADHESIVES, DREW INDUSTRIAL AND DREW MARINE. PLEASE TELL US WHETHER THESE BUSINESSES COMPRISE SEPARATE OPERATING SEGMENTS AS DEFINED BY PARAGRAPH 10 OF SFAS
131. IF SO, PLEASE PROVIDE US WITH AN ANALYSIS OF THE FACTORS LISTED IN PARAGRAPH 17 OF SFAS 131, INCLUDING LONG-TERM GROSS MARGINS, THAT YOU CONSIDERED IN REACHING THE CONCLUSION THAT THEY REPRESENTED A REPORTABLE SEGMENT. IN DOING SO, PLEASE ALSO TELL US HOW YOU CONCLUDED THAT PERFORMANCE MATERIALS AND WATER TECHNOLOGIES DID NOT CONSTITUTE SEPARATE REPORTABLE SEGMENTS.

Response 10

     Ashland is organized and reported internally the same way we report for segment purposes externally. The four operating segments (APAC, Ashland Distribution, Ashland Specialty Chemical and Valvoline) are clearly defined from an organizational and operational standpoint, as contemplated in the first sentence of paragraph 13 of SFAS 131. The individual businesses of Ashland Specialty Chemical (ASC) are not operating segments as defined in paragraph 10 of SFAS 131. Though the separate businesses of ASC meet the requirements of paragraphs 10(a) and 10(c), they do not meet the requirements of paragraph 10(b). Ashland's chief operating decision maker (CEO, Jim O'Brien) regularly reviews operating results and makes decisions about allocation of resources and assesses performance at the segment (ASC) level. For example, Ashland's annual operating and capital budgets are prepared on the same segment basis. Allocations of corporate costs are applied at the segment level and reduce segment results prior to the measurement of those segment results against targets for purposes of determining incentive compensation payouts. The vice presidents and general managers of the three Performance Materials businesses (Castings Solutions, Composite Polymers and Specialty Polymers & Adhesives) report to Peter Rijneveldshoek, Senior Vice President, Performance Materials. Functional and market facing leaders in the Water Technologies group report to Len Gelosa, Senior Vice President, Water Technologies. Mr. Rijneveldshoek and Mr. Gelosa report to Gary Cappeline, Senior Vice President, President and COO, Chemical Sector, who also has ASC segment responsibility and reports to Mr. O'Brien.

Messrs. Decker and Watkinson
May 25, 2006
Page 9


COMMENT 11

     PLEASE ALSO PROVIDE US WITH SIMILAR ANALYSES OF APAC, WHICH WE NOTE IS CONSTITUTED OF 25 MARKET-FOCUSED BUSINESS UNITS AND A MAJOR PROJECTS GROUP, AND THE FOUR MARKET SEGMENTS SERVED BY ASHLAND DISTRIBUTION.

Response 11

     Please refer to the response to Comment 10. Mr. O'Brien reviews operating results, makes decisions about allocation of resources and assesses performance for APAC and Ashland Distribution at the segment level. Kirk Randolph, Vice President and President, APAC, reports directly to Mr. O'Brien. Hank Waters, Vice President and President, Ashland Distribution, reports to Mr. Cappeline, as does Sam Mitchell, Vice President and President, Valvoline. However, unlike the Performance Materials and Water Technologies businesses of ASC, Ashland Distribution and Valvoline are evaluated by Mr. O'Brien as separate segments within the Chemical Sector, on a level equivalent to ASC.

             FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2005

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 14

COMMENT 12

     IN CIRCUMSTANCES WHERE YOU IDENTIFY MORE THAN ONE BUSINESS REASON AS CONTRIBUTING TO A CHANGE BETWEEN PERIODS, PLEASE ATTEMPT TO QUANTIFY THE INCREMENTAL IMPACT OF EACH INDIVIDUAL BUSINESS REASON DISCUSSED ON THE OVERALL CHANGE IN THE LINE ITEM. FOR EXAMPLE, IN YOUR DISCUSSION OF THE CHANGE IN OPERATING INCOME FOR ASHLAND DISTRIBUTION YOU DISCUSS INCREASED COSTS OF CHEMICALS AND PLASTICS, WHICH ARE OFFSET BY INCREASED PRICES AND EXPENSE MANAGEMENT. PLEASE ATTEMPT TO QUANTIFY THE EFFECT OF EACH OF THESE FACTORS ON YOUR SEGMENT OPERATING INCOME. SEE ITEM 303(A)(3) OF REGULATION S-K AND FINANCIAL REPORTING CODIFICATION 501.04.

Response 12

     We  acknowledge   your  Comment  and  will  attempt  to  quantify  the
incremental impact of the factors contributing to the overall change in segment operating income in future filings.

EXHIBIT 12

COMMENT 13

     THIS EXHIBIT APPEARS TO HAVE CERTAIN FORMATTING PROBLEMS. PLEASE FILE A REVISED VERSION.

Response 13

     We have refiled Exhibit 12 with the Form 10-Q/A for the quarter ended December 31, 2005.

     However, please note that upon our review of the EDGAR filings on the SEC's website (www.sec.gov), the SEC offers the option of viewing submissions in either an HTML or TEXT format regardless of whether the filer submits the filing in one or the other. Ashland currently submits all EDGAR filings in the TEXT format. While the HTML link to Exhibit 12 is apparently not viewable, the TEXT version is entirely legible. In addition, a large independent publisher posts SEC filings to Ashland's website (www.Ashland.com) directly from the SEC's website, and the Exhibit 12 posted for the Form 10-Q through this link is also legible. To our knowledge, this is the only instance in which a tabular exhibit submitted by Ashland to the EDGAR system in the TEXT format has been unviewable from the HTML link on the EDGAR website.

Messrs. Decker and Watkinson
May 25, 2006
Page 10


EXHIBITS 31.1, 31.2 AND 32

COMMENT 14

     PLEASE AMEND YOUR FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2005 TO INCLUDE PROPERLY DATED CERTIFICATIONS AS REQUIRED BY ITEM 601(B)(31) OF REGULATION S-K. PLEASE BE SURE TO REFILE THE ENTIRE FORM WHEN YOU FILE THE AMENDMENT.

Response 14

     We have filed a Form 10-Q/A for the quarter ended December 31, 2005 to include properly dated certifications as required by Item 601(b)(31) of Regulation S-K.

                       FORM 8-K FILED APRIL 26, 2006

EXHIBIT 99.17

COMMENT 15

     PLEASE REVISE YOUR DISCLOSURE OF THE NON-GAAP MEASURE YOU REFER TO AS "POCKET PROFIT" TO SHOW THE CALCULATION OF AVERAGE INVESTED CAPITAL. PLEASE REFER TO ITEM 100(A) OF REGULATION G.

Response 15

     The computation of Pocket Profit will be expanded in future filings to show the computation of Average Invested Capital, as illustrated below, using the computation for the March 2006 and 2005 quarters included in Form 8-K filed April 26, 2006.

                   Ashland Distribution Non-GAAP Metric Information
                                    ($, Thousands)

POCKET PROFIT                                           Q2 2006            Q2 2005
------------------------------------------------     ---------------    ---------------

Operating Income                                           30,367             28,894
Income Taxes                                              (11,427)           (11,352)
                                                     ---------------    ---------------
     Net Income                                            18,940             17,542

Invested Capital - Jan 31                                 620,227            558,207
Invested Capital - Feb 28                                 626,511            552,472
Invested Capital - Mar 31                                 588,884            523,469
                                                     ---------------    ---------------
     Total                                              1,835,622          1,634,148
                                                     ---------------    ---------------
Average Invested Capital (Total / 3)                      611,874            544,716
Cost of Capital (9.5% / 4)                                  2.375%             2.375%
                                                     ---------------    ---------------
     Cost of Capital $ (COC$)                              14,532             12,937

Pocket Profit                                               4,408              4,605
(Net Income less COC$)

     Pocket Profit is a Non-GAAP metric used by management to measure our overall performance as it relates to covering our cost of capital.

     Pocket Profit definition: Operating Income less Income Taxes equals Net Income. The Average Invested Capital for the quarter is multiplied by 2.375% (9.5% / 4) which equals the Cost of Capital which is then subtracted from our Net Income to arrive at our Pocket Profit.

Messrs. Decker and Watkinson
May 25, 2006
Page 11


     Ashland acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; that the Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filing; and that Ashland may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe that the information contained in this letter is responsive to the Comments in the Comment Letter.

     Please acknowledge receipt of this response letter by electronic confirmation.

     Please call David Mattingly, Senior Counsel, or William Thompson, Assistant Controller, at (859) 815-5368 and (859) 815-5937, respectively, if you have any questions regarding this submission.


                                Very truly yours,


                                /s/ J. Marvin Quin
                                -----------------------------------
                                J. Marvin Quin
                                Senior Vice President
                                and Chief Financial Officer